

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

SECURITIES AND EXCHANGE COMMISSION

13030451

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadband Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue 22th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Rapoport 212 759 2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road (Address) Great Neck (City) New York (State) 11021 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/9/13

OATH OR AFFIRMATION

I, Michael Rapoport, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadband Capital Management LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

Amy Galanti
Notary Public New York
No. 01GA6000994
Qualified in Nassau County
Commission Exp 12/29/ 13

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Broadband Capital Management LLC
New York, New York

We have audited the accompanying statement of financial condition of Broadband Capital Management LLC, (the Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broadband Capital Management LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

BROADBAND CAPITAL MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	809,748
Due from clearing broker		195,516
Securities owned, at fair value		13,151
Loans receivable, related parties		2,438,821
Other assets		378,087
	$	3,835,323

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued expenses and other liabilities	$	241,239
Securities sold not purchased		100
		241,339
Commitments and contingencies		
Members' equity		3,593,984
	$	3,835,323

See notes to statement of financial condition

BROADBAND CAPITAL MANAGEMENT LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Broadband Capital Management LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) that clears its securities transactions on a fully disclosed basis with National Financial Services LLC. The Company primarily services retail accounts and earns fees from investment banking transactions. There are no liabilities subordinated to the claims of general creditors during the year ended December 31, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting standards codification
The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities transactions and commissions
Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, not yet purchased are recorded at current market value. Securities, not readily marketable are valued at current market value or at fair value as determined by management.

Investment banking and fee income
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income taxes
The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City unincorporated business taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

In accordance with ASC 740, *"Accounting for Income Taxes"*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Loans receivable, related parties
Loans receivable, related parties are due from the Company's majority owner and other entities controlled by officers of the Company for expenses paid on their behalf and advances. The loans are due on demand without interest.

Significant credit risk and estimates
The Company's clearing and execution agreement provides that its clearing firm National Financial Service's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, National Financial Service records customer transactions on a settlement date basis, which is generally three business days after the trade date. National Financial Service is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case National Financial Service may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by National Financial Service is charged back to the Company.

The Company, in conjunction with National Financial Service, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. National Financial Service establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and cash equivalents
Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts exceeded Federal Deposit Insurance Corporation insurance limits.

Valuation of investments
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. RECEIVABLE FROM CLEARING BROKER

Receivable from the clearing broker results from the Company's normal securities transactions. As of December 31, 2012, the amount due from the clearing broker was $195,516.

BROADBAND CAPITAL MANAGEMENT LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

4. FAIR VALUE MEASUREMENT

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities – marketable	$ 622	$ -	$ -	$ 622
Equities – not readily marketable		12,000		12,000
Warrants			529	529
Total fair value	$ 622	$ 12,000	$ 529	$ 13,151
Securities sold not purchased:				
Equities – marketable	$ 100	$ -	$ -	$ 100
Total fair value	$ 100	$ -	$ -	$ 100

Level 3 Change in Financial Assets and Liabilities

	Beginning Balance	Realized Gains (Losses)	Purchases, Issuances and Settlements	Ending Balance
Securities owned:				
Warrants	$ 2,226		$ (1,697)	$ 529
	$ 2,226	$ -	$ (1,697)	$ 529

5. LOANS RECEIVABLE, RELATED PARTIES

Loans receivable from related parties represent non-interest bearing loans due from entities with common ownership and the managers of the Company and are due on demand. As of December 31, 2012, the outstanding balances totaled $2,438,821. Other assets includes advances to employees of $350,132, which are non-interest bearing and due on demand.

6. SECURITIES OWNED

Securities owned at market value consist of $13,151 invested in equities and warrants.

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in New York City which expires in August 2015. Additionally, as required by FASB Accounting Standards Codification No. 840 ("ASC 840"), *"Accounting for Leases"*, the Company amortizes its rent expense on a straight-line basis over the life of the related lease. Rent expense for the year ended December 31, 2012 was $276,043.

7. COMMITMENTS AND CONTINGENCIES *(continued)*

At December 31, 2012, the minimum future rental payments are approximately as follows:

For the Years Ending December 31:	
2013	288,000
2014	288,000
2015	192,000
	$ 768,000

Legal proceedings

As a regulated securities broker dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial condition.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Service. National Financial Service carries all of the accounts of such customers and maintains and preserves such books and records.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $764,903, which was $664,903 in excess of its required minimum net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 31.54% as of December 31, 2012.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosure in the Company's financial statements.